

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 30, 2026

Vincent Angotti
Chief Executive Officer
Talphera, Inc.
1850 Gateway Drive, Suite 175
San Mateo, CA 94404

      Re: Talphera, Inc.
             Registration Statement on Form S-3
             Filed March 25, 2026
             File No. 333-294580

Dear Vincent Angotti:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Alan Campbell at 202-551-4224 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Life Sciences

cc: John T. McKenna